SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                            FORM 8-B

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                    FIDELITY BANKSHARES, INC.
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     (Exact name of registrant as specified in its charter)

Delaware                                        To Be Applied For
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(State of incorporation or organization)         (I.R.S. Employer
                                              Identification No.)

218 Datura Street, West Palm Beach, Florida                 33401
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(Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act.

        None                                     N/A
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   (Title of Class)               (Name of each exchange on which
                                  each class is to be registered)

Securities to be registered pursuant to Section 12(g) of the Act:

              Common Stock par value $.10 per share
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                        (Title of Class)
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Item 1.  General Information

     (a) Fidelity Bankshares, Inc. (the "Company") was organized in the State of Delaware on April 27, 1996, for the purpose of becoming a savings and loan holding company for Fidelity Federal Savings Bank of Florida (the "Bank").

     (b)     The Company's fiscal year ends December 31.

Item 2.  Transaction of Succession

     (a) The Company's predecessor, the Bank, has its common stock, par value $1.00 per share, registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as administered by the Office of Thrift Supervision. The Bank's securities were exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(5) of said Act.

     (b) The Bank intends to reorganize into the stock holding company form of organization (the "Reorganization"), whereby, each outstanding share of Bank common stock, par value $1.00 per share, will be exchanged for one share of the Company's common stock, par value $.10 per share (the "Common Stock").

     The Bank has organized the Company as a wholly owned subsidiary. The Company will form an interim federal stock savings bank ("Interim Federal") as a wholly owned subsidiary which will merge into the Bank, with the Bank as the surviving corporation. By operation of law, all issued and outstanding shares of the Bank's common stock will be converted into an equal number of shares of the Company's common stock, and all issued and outstanding shares of Interim Federal's common stock will be converted into an equal number of shares of the Bank's common stock.

     Following the Reorganization, all current shareholders of the Bank will hold common stock of the Company in amounts equal to their current ownership of the Bank's common stock. Additionally, pursuant to the Reorganization, the Bank will become a wholly owned subsidiary of the Company. Of the amount exchanged, 3,542,000 shares will be issued to the Bank's mutual holding company parent Fidelity Bankshares, M.H.C. and 3,178,821 shares will be issued to public stockholders.

Item 3.  Securities to be Registered

     The Company has authorized for issuance 8,200,000 shares of Common Stock, and has currently issued no shares of Common Stock.

Item 4.  Description of Company's Securities to be Registered

     For a description of the Company's securities, reference is made to "Description of Capital Stock of the Stock Holding Company," in the Company's Registration Statement on Form S-4 (Registration Number 333-17737), which is hereby incorporated by reference.

Item 5.  Financial Statements and Exhibits

     The financial statements and exhibits filed as part of this Registration Statement are as follows:

     (a)     Financial Statements

             Not applicable.

     (b)     Exhibits

             The Index of Exhibits immediately precedes the attached Exhibits.

PAGE

                            SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                             FIDELITY BANKSHARES, INC.



Date: December 17, 1996      By:  /s/ Vince A. Elhilow
                                  -------------------------------
                                  Vince A. Elhilow
                                  President and Chief Executive
                                  Officer

PAGE

                          EXHIBIT INDEX


Form 8-B                                              Location of
Exhibit Number    Description of Document            Document
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
     1            Agreement and Plan of Reorganization   *

     2            Proxy Statement                        *

     3.1          Certificate of Incorporation of
                  Fidelity Bankshares, Inc.              *

     3.2          Bylaws of Fidelity Bankshares, Inc.    *

     4            Stock Certificate of Fidelity          *

     10.1         Employment Agreement with
                  Vince A. Elhilow                       *

     10.2         Severance Agreement with
                  Richard D. Aldred                      *

     10.3         Severance Agreement with
                  Robert Fugate                          *

     10.4         Severance Agreement with
                  Joseph Bova                            *

     10.5         1994 Stock Option Plans for
                  Outside Directors                      *

     10.6         1994 Incentive Stock Option Plan       *

     10.7         Recognition and Retention Plan
                  for Employees                          *

     10.8         Recognition Plan for Outside
                  Directors                              *

     11           Statement re computation of per
                  share earnings                         N/A

     12           Statements re computation of ratios    N/A

     16           Letter re change in certifying
                  accountant                             N/A

     21           Subsidiaries of the registrant         Exhibit
                                                           21

     24           Power of Attorney                      *

     27           Financial Data Schedule                N/A

     99           Additional Exhibits                    N/A


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* Filed on December 12, 1996, as exhibits to the Registrant's
  Form S-4 Registration Statement, (333-17737) pursuant to the
  Securities Act of 1933. All of such previously filed documents are incorporated herein by reference in accordance with Rule
  12b-32 of the Securities Exchange Act of 1934.

PAGE

                           EXHIBIT 21



                 SUBSIDIARIES OF THE REGISTRANT




                                                              State of
                                            Percentage of     Incorporation or
Parent                  Subsidiary            Ownership       Organization
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

Fidelity Bankshares,    Fidelity Federal      100%            Federal
Inc.                    Savings Bank of
                        Florida

